UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                             Sequential
 Exhibit                                    Description                                      Page Number

1.	Press release on ALVARION ANNOUNCES SALE OF CELLULAR MOBILE UNIT dated November 22, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 22nd, 2006                By:  /s/ Bat-Sheva Boker
Name: Bat-Sheva Boker
                                Title:   VP General Counsel &
                                    Corporate Secretary

EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES SALE OF CELLULAR MOBILE UNIT

TEL AVIV, Israel, November 22, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions today announced that it has completed the sale of its Cellular Mobile business unit (“CMU”) to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions that enable high-speed wireless voice and data communications in dense urban areas as well as inside public and private structures. The sale includes substantially all of the assets of the CMU in exchange for approximately $15 million in notes and the assumption of certain liabilities. The notes are due at the end of 2007 and 2008. One of the notes, in the principal amount of $7 million, is convertible into shares of common stock of LGC.

Tzvika Friedman, President and CEO of Alvarion said, “We believe that this transaction represents a good outcome for the customers and employees of the Cellular Mobile Unit, as well as for the shareholders of Alvarion. The transaction will enable us to focus all of our resources and attention on WiMAX.”

The CMU business, revenues of which contributed approximately $21 million in the first 3 quarters of 2006, will be classified as discontinued operations and, as a result, the broadband wireless access (BWA) revenues will constitute all of Alvarion’s revenues. The Company indicated that it is reiterating its guidance, given on November 2, 2006, of revenues for its BWA business of between $47 million and $51 million for the fourth quarter of 2006. Alvarion is also reiterating its non-GAAP EPS guidance of $0.01 and $0.04 for the fourth quarter of 2006.

The cash impact of the transaction on the fourth quarter results will be immaterial; however, fourth quarter GAAP results may include a non-cash charge, mainly to reflect the loss on the sale of these assets. As a result, the Company is rescinding its previous guidance for GAAP results for the fourth quarter of 2006. This transaction will reduce total headcount by about 100 people, which will allow Alvarion to divert investments to its WiMAX initiatives without increasing overall operating expenses.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of LGC to make payments when due under the notes, the possibility that Alvarion will owe indemnification obligations to LGC under the terms of the transaction, the possibility that Alvarion will be subject to ongoing liabilities of the CMU that either are not assumed by LGC, or that are assumed but not performed by LGC, the risk that the LGC shares into which a portion of the note may be converted will have a value significantly lower than the principal amount of the note being converted at or following the time of conversion, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

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